

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
Thomas W. Swidarski
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

> **Re: Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 1, 2011**
> **File No. 001-04879**

Dear Mr. Swidarski:

We have reviewed your letter dated October 28, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 14, 2011.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Part II – Other Information

Item 1: Legal Proceedings

Election Business Related Actions, page 35

1.   We note your disclosure regarding the settlement agreement reached with Butler County in September 2011. We also note that similar settlements were previously reached in

connection with the Ohio Secretary of State and other Ohio counties. Please tell us more about the terms associated with the free or discounted products and services to be provided by your former subsidiaries and third parties under these agreements, including the impact to the company and the financial statements in light of the indemnification agreement discussed in the disclosures. Additionally, please quantify, in the aggregate, the amount associated with the free or discounted products and services to be provided to Butler County, in addition to the Ohio Secretary of State and other Ohio counties.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding this comment. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief